Exhibit 99.1

ironSource Announces Record Second Quarter 2021 Results

Record Revenue of $135 million, 83% year-over-year growth

Record Adjusted EBITDA of $46 million, 34% Adjusted EBITDA margin

Dollar-based net expansion rate of 181%

Raised full year 2021 revenue outlook to $510-$520 million

Completed Merger with Thoma Bravo Advantage and became a public company on the NYSE

TEL AVIV, Israel—(BUSINESS WIRE)— ironSource (NYSE: IS) (“ironSource” or the “Company”) a leading business platform for the App Economy, today announced financial results for the three months ended June 30, 2021. In addition, the Company provided its initial outlook for the third quarter of 2021 and updated guidance for the full year 2021.

“We achieved strong second-quarter results, reporting record revenue of $135 million, growing 83% year-over-year, and achieving a dollar-based net expansion rate of 181%,” said Tomer Bar Zeev, CEO and co-founder of ironSource. “Our revenue growth is driven by app developers and telecom operators who have been using the ironSource platform to grow their user base, expand engagement, and monetize their apps. We are very pleased to start our public company journey with such strong quarterly results, and believe they are a testament to the comprehensiveness of our platform, and the true value it provides to our customers’ businesses across the App Economy.”

Second Quarter 2021 Financial Highlights:

•	Total revenue of $135 million, an increase of 83% YoY.

•	GAAP Net Income of $10 million.

•	Adjusted EBITDA of $46 million[1], an increase of 124% YoY.

•	Adjusted EBITDA margin of 34%[1].

•	Dollar-based net expansion rate of 181%, compared to an average of 154% for the last 10 quarters.

•	309 customers each contributing more than $100,000 of revenue in the trailing 12 months, representing 94% of total revenue for the period.

•	Net cash for the quarter-end was $710 million.

Second Quarter 2021 Corporate Highlights:

•	Announced the launch of Luna Elements as part of our creative management solution, Luna Labs.

•	Announced LiveGames, a self-service game management access product, available to developers using our Sonic publishing solution.

•	Bridge Race, a game that was published using our Sonic publishing solution, was the most downloaded mobile game worldwide in Q2, with over 100 million installations.

•	Completed a comprehensive transition of our platform to in-app bidding, which enables customers to maximize their in-app monetization.

•	Expanded our partnership with Samsung in the EU with a launch on their devices in Germany, as part of our solution integration strategy for telecom operators and OEMs in the region.

•	Completed merger with Thoma Bravo Advantage.

[1]

Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with, U.S. GAAP. Please see Annex A of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP for each of the periods presented. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

Business Outlook:

ironSource is introducing third quarter guidance and raising previously issued guidance for the fiscal year as follows:

Third quarter of fiscal 2021:

•	Total revenue is expected to be between $125M and $130M, representing 45% YoY growth at the midpoint.

•	Adjusted EBITDA is expected to be between $43M and $45M, representing 47% YoY growth at the midpoint.

Full year fiscal 2021:

•	Total revenue is expected to be in the range of $510M to $520M, representing 55% YoY growth at the midpoint.

•	Adjusted EBITDA is expected to be in the range of $173M to $178M, representing 69% YoY growth at the midpoint.

($ in millions)	Q3 21 Guidance	Prior FY21 Guidance	Updated FY21 Guidance
Revenue	$125-$130	$480-$490	$510-$520
Revenue Y/Y growth Rate	42%-48%	45%-48%	54%-57%
Adjusted EBITDA	$43-$45	$150-$155	$173-$178
Adjusted EBITDA Margin	33%-36%	31%	33%-35%
Fully Diluted shares outstanding	~1.1B shares

Conference Call Information:

ironSource will host a conference call and live webcast for analysts and investors at 8:30 a.m. Eastern Time on August 11, 2021.

Parties in the United States can access the call by dialing 1-844-200-6205, using conference code 657031. International parties can access the call by dialing + 44-208-0682-558, using conference code 657031.

The webcast will be accessible on ironSource’s investor relations website at investors.is.com shortly after the call for one year. A telephonic replay of the conference call will be available through September 10, 2021. To access the replay, please click here and enter the access code 813684.

Q3 Conference Schedule:

ironSource management is scheduled to participate in the following virtual events:

•	Deutsche Bank Technology Conference on September 9th

•	Citi Global Technology Conference on September 13th

•	Jefferies Software Conference on September 14th

Key Metrics and Non-GAAP Financial Measures

ironSource monitors the key business metrics set forth below to help evaluate the business and growth trends, establish budgets, measure the effectiveness of sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Customers Contributing More than $100,000 of Revenue

ironSource’s larger customer relationships drive scale, improved unit economics and operating leverage in our business model, which improves its solutions and thereby increases its value proposition to all of ironSource’s customers. To measure ironSource’s ability to scale with its customers and attract large enterprises to its platform, ironSource counts the number of customers that contributed more than $100,000 in revenue in the trailing 12 months. ironSource’s gross customer retention rate is calculated by comparing two twelve month periods to see how many customers in the previous period remain active customers in the current period. ironSource’s customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

Dollar-Based Net Expansion Rate

ironSource believes the growth in the use of its platform by existing customers is an important measure of the health of its business and future growth prospects. ironSource monitors its performance in this area using an indicator management refers to as dollar-based net expansion rate. ironSource calculates dollar-based net expansion rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing 12-month revenue measured as of such prior period end. Current period revenue is the trailing 12-month revenue from the same customers as of the current period end. Management’s calculation of dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

Adjusted EBITDA and Adjusted EBITDA Margin

ironSource defines Adjusted EBITDA as income from continuing operations, net of income taxes, as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted for assets impairment, share-based compensation expense and fair value adjustment related to contingent consideration, acquisition-related costs and offering costs. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included in this press release because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. ironSource management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because each eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures of our financial performance and should not be considered as alternatives to net loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as inferences that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its Adjusted EBITDA guidance to net income because net income is not accessible on a forward-looking basis. Certain items that impact Adjusted EBITDA are out of the Company’s control and/or cannot be reasonably predicted. These items include, but are not limited to, share based compensation expenses. These items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation to net income is not available without unreasonable effort. For more information regarding the non-GAAP financial measures discussed in this release, please see Annex A of this release for the reconciliations of GAAP financial measures to non-GAAP financial measures.

About ironSource

ironSource (NYSE: IS) is a leading business platform that enables mobile content creators to prosper within the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the app economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while we enable their business expansion in the App Economy. For more information please visit www.is.com

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to ironSource’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,”

“anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: (i) volatility in the price of the ironSource’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in its capital structure; (ii) ironSource’s ability to implement its business plans, forecasts, and other expectations, and to identify and realize additional opportunities; (iii) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (iv) ironSource’s reliance on operating system providers and app stores to support its platform; (v) ironSource’s ability to compete effectively in the markets in which it operates; (vi) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (vii) failure to maintain and enhance the ironSource brand; (viii) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (ix) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (x) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xi) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xii) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xiii) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xiv) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xv) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xvi) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; (xvii) the effects of health epidemics, including the COVID-19 pandemic; and (xviii) other risk factors set forth in the section titled “Risk Factors” in ironSource’s Prospectus filed with the Securities and Exchange Commission on June 16, 2021, and other documents filed with or furnished to the SEC.

ironSource cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Except as required by law, ironSource does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$706,797	$200,672
Short-term deposits	—	17,627
Accounts receivable, net of allowances of $793 and $724 as of June 30, 2021 and December 31, 2020, respectively	186,844	151,503
Other current assets	35,654	15,711

Total current assets	929,295	385,513
Long-term restricted cash	2,881	2,415
Deferred tax assets	3,412	161
Operating lease right-of-use asset	33,571	36,780
Property, equipment and software, net	24,646	23,077
Investment in equity securities	20,000	—
Goodwill	205,842	79,156
Intangible assets, net	31,344	8,084
Other non-current assets	4,782	650

Total assets	$1,255,773	$535,836

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2021	2020
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$178,884	$155,476
Current maturities of long-term loan	—	9,725
Operating lease liabilities	7,334	7,429
Other current liabilities	31,771	34,034

Total current liabilities	217,989	206,664
Long-term loan, net of current maturities	—	74,684
Deferred tax liabilities	1,037	2,521
Long-term operating lease liabilities	29,969	32,241
Other non-current liabilities	1,761	280

Total liabilities	250,756	316,390

Commitments and contingencies
Shareholders’ equity:
Class A ordinary share, no par value; 10,000,000,000 shares authorized at June 30, 2021 and December 31, 2020; 627,508,621 and 320,133,022 issued and outstanding at June 30, 2021 and December 31, 2020, respectively (1)	—	—
Class B ordinary share, no par value; 1,500,000,000 shares authorized at June 30, 2021 and December 31, 2020; 385,108,621 and 320,133,022 issued and outstanding at June 30, 2021 and December 31, 2020, respectively (1)	—	—
2019 ordinary shares, NIS 0.01 par value, 25,006,298 authorized, issued and outstanding at December 31, 2020	—	72
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at June 30, 2021	(67,460)	—
Additional paid-in capital (1)	985,106	152,251
Retained earnings	87,371	67,123

Total shareholders’ equity	1,005,017	219,446

Total liabilities and shareholders’ equity	$1,255,773	$535,836

(1)

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$135,036	$73,958	$254,749	$135,164
Cost of revenue	22,765	13,556	42,905	25,103

Gross profit	112,271	60,402	211,844	110,061

Operating expenses:
Research and development	23,161	11,471	43,571	21,600
Sales and marketing	52,181	28,239	100,902	47,411
General and administrative	20,686	6,781	36,233	13,483

Total operating expenses	96,028	46,491	180,706	82,494

Income from operations	16,243	13,911	31,138	27,567
Financial expenses, net	977	1,204	2,006	2,176

Income from continuing operations before income taxes	15,266	12,707	29,132	25,391
Income taxes	5,262	1,994	8,884	3,788

Income from continuing operations, net of income taxes	10,004	10,713	20,248	21,603
Income from discontinued operations, net of income taxes	—	12,487	—	24,788

Net income	$10,004	$23,200	$20,248	$46,391

Basic net income per ordinary share: (1)
Continuing operations	0.01	0.01	0.02	0.02
Discontinued operations	—	0.01	—	0.03

Basic net income per ordinary share	$0.01	$0.02	$0.02	$0.05

Weighted-average ordinary shares outstanding – basic	658,950,556	636,188,253	652,122,890	635,000,653

Diluted net income per ordinary share: (1)
Continuing operations	0.01	0.01	0.02	0.02
Discontinued operations	—	0.01	—	0.03

Diluted net income per ordinary share	$0.01	$0.02	$0.02	$0.05

Weighted-average ordinary shares outstanding – diluted	746,974,212	681,273,631	729,329,729	674,803,455

(1)

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months Ended June 30,		Six months Ended June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating Activities
Net income from continuing operations	$10,004	$10,713	$20,248	$21,603
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,874	4,138	11,217	8,139
Share-based compensation expenses	20,664	2,509	37,474	5,341
Non-cash lease expense	615	(369)	842	(10)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,107	(723)	(139)	448
Interest accrued and other financial expenses	521	(22)	628	108
Deferred income taxes, net	99	(413)	(728)	(695)
Changes in operating assets and liabilities:
Accounts receivable	(38,015)	(8,411)	(38,866)	(5,263)
Other current assets	(3,894)	3,700	(18,644)	1,780
Other non-current assets	(4,740)	(1,563)	(8,037)	(1,542)
Accounts payable	27,025	4	20,368	2,935
Other current liabilities	(7,404)	5,604	(1,553)	(416)
Other long-term liabilities	438	34	1,481	42

Net cash provided by continuing operating activities	12,294	15,201	24,291	32,470
Net cash provided by (used in) discontinued operating activities	—	14,487	(5,168)	30,974

Net cash provided by operating activities	12,294	29,688	19,123	63,444

Cash flows from investing activities
Purchase of property, plant and equipment	(287)	(291)	(760)	(831)
Capitalized software development costs	(2,587)	(2,836)	(5,602)	(5,765)
Purchase of intangible assets	—	—	(1,950)	—
Acquisitions, net of cash acquired	—	—	(90,184)	—
Purchase of equity investment	(20,000)	—	(20,000)	—
Investments in short-term deposits	—	—	—	(5,000)
Maturities of short-term deposits	—	—	17,590	8,100

Net cash used in continuing investing activities	(22,874)	(3,127)	(100,906)	(3,496)
Net cash used in discontinued investing activities	—	(1,488)	—	(2,940)

Net cash used in investing activities	(22,874)	(4,615)	(100,906)	(6,436)

Cash flows from financing activities
Repayment of long-term loan	(82,500)	(1,250)	(85,000)	(2,500)
Proceeds from Recapitalization transaction, net	673,953		672,893	—
Exercise of options	45	272	342	661

Net cash provided (used in) continuing financing activities	591,498	(978)	588,235	(1,839)
Net cash provided (used in) discontinued financing activities	—	—	—	—

Net cash provided (used in) financing activities	591,498	(978)	588,235	(1,839)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,107)	723	139	(448)
Net change in cash and cash equivalents and restricted cash	580,918	24,095	506,452	55,169
Cash and cash equivalents and restricted cash at beginning of the period	129,867	121,122	203,087	91,219

Cash and cash equivalents and restricted cash at end of the period	$709,678	$145,940	$709,678	$145,940

Annex A

IRONSOURCE LTD.

Non-GAAP Financial Metrics

(U.S. dollars in thousands, except per share amounts)

The following tables show the Company’s non-GAAP financial metrics reconciled to the comparable GAAP financial metrics included in this release.

Reconciliation of GAAP to Non-GAAP net income from continuing operations, net of income taxes and net income per share:

	Q2 2021	Q2 2020
	(Unaudited)
GAAP Income from continuing operations, net of income taxes	$10,004	$10,713

Add:
Share-based compensation expense	18,016	2,509
Depreciation and amortization	5,874	4,138
Acquisition-related costs	3,103	—
Offering costs	2,755	—

Non-GAAP net income	$39,752	$17,360

Weighted-average ordinary shares outstanding—basic**	658,950,556	636,188,253

Basic Non-GAAP net income per ordinary share**	$0.04	$0.02

Weighted-average ordinary shares outstanding—diluted**	746,974,212	681,273,631

Diluted Non-GAAP net income per ordinary share**	$0.04	$0.02

*	As of June 30, 2021, 1,012,617,242 ordinary shares outstanding and 1,120,289,186 ordinary shares on a fully diluted basis.
**

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of GAAP income from continuing operations, net of income taxes to Adjusted EBITDA:

	Q2 2021	Q2 2020
	(Unaudited)
GAAP Income from continuing operations, net of income taxes	$10,004	$10,713

Add:
Financial expenses, net	$977	$1,204
Income taxes	5,262	1,994
Share-based compensation expense	18,016	2,509
Depreciation and amortization	5,874	4,138
Acquisition-related costs	3,103	—
Offering costs	2,755	—

Adjusted EBITDA	$45,991	$20,558

Revenue	$135,036	$73,958

Income from continuing operations, net of income taxes margin	7%	14%

Adjusted EBITDA margin	34%	28%

Source: ironSource

Contacts

Contact Information

Investor Relations

Daniel Amir

daniel.amir@is.com

+ 1 415-725-5900

Press

Melissa Zeloof

melissa@is.com

+972 58-421-1987

Source: ironSource